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                             November 2, 2022

       Brett Riesenfeld
       Executive Vice President, General Counsel & Secretary
       Snapper Merger Sub I, Inc.
       1401 Lawrence Street, Suite 1750
       Denver, CO 80202

                                                        Re: Snapper Merger Sub
I, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 11,
2022
                                                            File No. 333-267802

       Dear Brett Riesenfeld:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       The Mergers
       Certain Unaudited Prospective Financial Information, page 83

   1. Expand the disclosures here to provide additional details to describe the material assumptions for the
Sitio Projections and Sitio Projections for Brigham as as well as the Brigham Financial
and Operating Projections and Brigham Projections for Sitio.
                                                        Quantify, as
appropriate, these assumptions and include the factors underlying these assumptions. In this
regard, please explain the customary price differentials considered in the benchmark pricing
assumptions and describe the other "various assumptions" that were used in deriving
the Total Daily Production and Adjusted EBITDA for the
                                                        companies for the
fiscal years 2022 through 2027 for the Sitio projections and for the fiscal years 2022
through 2029 for the Brigham projections.
 Brett Riesenfeld
Snapper Merger Sub I, Inc.
November 2, 2022
Page 2
2. We note the statements that the management assumptions and assumptions regarding the continuing nature of "ordinary course operations that may be subject to change." Please revise to briefly explain your references to "ordinary course operations."
Comparison of Shareholder Rights, page 160

3. The description of the Calling Special Meetings of Stockholders provision of New Sitio here appears partially inconsistent with Section 7.2 of the form of Amended and Restated
      Certificate of Sitio Royalties Corp. Please revise or advise.
Where You Can Find More Information, page 185

4. Please revise to incorporate by reference Sitio's Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, 2022 and June 30, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.




                                                           Sincerely,
FirstName LastNameBrett Riesenfeld
                                                           Division of
Corporation Finance
Comapany NameSnapper Merger Sub I, Inc.
                                                           Office of Energy &
Transportation
November 2, 2022 Page 2
cc:       Alex Yang
FirstName LastName